SELECT SHARES EXHIBIT
                                     TO
                             MULTIPLE CLASS PLAN


     This Exhibit to the Multiple Class Plan (the "Plan") is hereby adopted by the Companies on whose behalf it is executed as of the date stated hereinbelow, pursuant to Sections 2, 3, 4, and 5 of the Plan with regard to the Select Shares of the Company.

1.  SEPARATE ARRANGEMENTS

   DISTRIBUTION ARRANGEMENTS
   Select Shares may be purchased through financial institutions (such as banks or investment dealers) which have a sales or service agreement with the distributor or directly from the distributor, Federated Securities Corp.

   CHANNEL/TARGET CUSTOMERS
   Select Shares ("Shares") of the Fund are designed primarily for retail and private banking customers of financial institutions as a convenient means of accumulating an interest in a professionally managed, diversified portfolio of bonds and stocks..

   SALES LOAD
   Select Shares are sold without an initial or deferred sales load.


   DISTRIBUTION FEES
   0.75 of 1% of the average daily net asset value of the Select Shares.

   SERVICES OFFERED TO SHAREHOLDERS
   Personal services and account-level recordkeeping


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to Multiple Class Plan

   SHAREHOLDER SERVICES FEES
   0.25 of 1% of the average daily net asset value of the Select Shares

   MINIMUM INVESTMENTS
   The minimum initial investment in Select Shares is $25,000. An institutional investor's minimum investment will be calculated by combining all accounts it maintains with the Fund.

   VOTING RIGHTS
   Each Share gives the shareholder one vote in Director/Trustee elections and other matters submitted to shareholders of the entire corporation/trust for vote. All shares of each portfolio or class in the Fund have equal voting rights, except that only shares of that particular portfolio or Class are entitled to vote in matters affecting that portfolio or class.

2. EXPENSE ALLOCATION

   DISTRIBUTION FEES
   Select Shares will pay a fee to the distributor in an amount computed at an annual rate of 0.75 of 1% of the average daily net assets of the Select Shares.

   SHAREHOLDER SERVICE FEES
   Select Shares will pay up to 0.25 of 1% of the average daily net assets of the Select Shares.

3. CONVERSION FEATURES


Select Shares Exhibit                                 Page 3
to Multiple Class Plan
   Select Shares are not convertible into shares of any other class.

4. EXCHANGE FEATURES

   There is no specific exchange feature for Select Shares. Select Shares may be redeemed at net asset value, and the proceeds invested in shares of another class of shares or portfolio, subject to any applicable sales load.

          IN WITNESS WHEREOF, this Class Exhibit has been executed on behalf of the Multiple Selectompanies listed below by their duly-authorized officer(s) as of the date(s) set forth below.


                                   By:  S. Elliott Cohan

                                   Title:    Assistant Secretary